

**Financial Statements
and Supplemental Information**
December 31, 2025

Table of Contents
December 31, 2025

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SEC FILE NUMBER
8-66206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMI Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 Cook Street, Suite 900
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Huckaby	(303) 377-4740	tim.huckaby@fmi.corp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLC
(Name – if individual, state last, first, and middle name)

4350 Congress Street, Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Huckaby_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMI Capital Advisors, Inc._____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760
forvismazars.us

Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

Opinion on the Financial Statements

We have audited the statement of financial condition of FMI Capital Advisors, Inc. (the "Company"), a wholly owned subsidiary of FMI Corporation, as of December 31, 2025, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3, the "supplemental information" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Forvis Mazars, LLP

Charlotte, North Carolina
February 26, 2026

FMI Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2025

		2025
ASSETS		
Cash and cash equivalents	$	31,317,174
Accounts receivable, less allowance for credit losses of $26,519		305,271
Due from related party		741,140
Other assets		552,096
Total assets	$	32,915,681
LIABILITIES		
Accounts payable	$	618
Accrued compensation		10,209,895
Unearned revenue		1,640,834
Total liabilities	$	11,851,347
STOCKHOLDER'S EQUITY		
Common stock, par value $0.001 per share, 1,000 shares authorized, 275 shares issued and outstanding		-
Additional paid-in capital		177,248
Retained earnings		20,887,086
Total stockholder's equity		21,064,334
Total liabilities and stockholder's equity	$	32,915,681

FMI Capital Advisors, Inc.
Statement of Operations
Year Ended December 31, 2025

	2025
REVENUE	$ 48,895,384
OPERATING EXPENSES	
Salaries and benefits	30,688,395
General and administrative	6,147,353
Sales and travel	2,116,921
Total operating expenses	38,952,669
Operating income	9,942,715
OTHER INCOME / (EXPENSE)	
Interest income from bank deposits	819,235
Net income	$ 10,761,950

FMI Capital Advisors, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2025

	Common Stock		Additional Paid-in	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance as of January 1, 2025	275	$ -	$ 177,248	$ 10,125,136	$ 10,302,384
Net income	-	-	-	10,761,950	10,761,950
Balance as of December 31, 2025	275	$ -	$ 177,248	$ 20,887,086	$ 21,064,334

See accompanying notes.

FMI Capital Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 10,761,950
Adjustments to reconcile net income to net cash provided in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(66,651)
Accounts payable	(18,467)
Accrued compensation	6,077,511
Unearned revenue	(1,105,308)
Due (to) / from related party	(717,608)
Other assets	(93,869)
Net cash provided by operating activities	14,837,558
Increase in cash and cash equivalents	14,837,558
Cash and cash equivalents as of beginning of year	16,479,616
Cash and cash equivalents as of end of year	$ 31,317,174

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

FMI Capital Advisors, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services to the engineering and construction, infrastructure, and the built environment. These services include mergers and acquisitions, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation (Parent), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

Basis of presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue from contracts with customers

The Company derives its revenues from providing investment banking services to its customers. Revenues are recognized when control of this service is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the service.

Disaggregation of revenue from contracts with customers – The Company has determined that all performance obligations are satisfied at a point in time. Revenue from contracts with customers can be disaggregated into engagement fees, success fees, and billable expenses.

Engagement fees are up-front non-refundable payment(s) due from a customer upon execution of an agreement, or sometime shortly thereafter. Engagement fees are recognized as revenue when the Company's performance obligation has been satisfied, generally the completion of a transaction or the expiration of the contractual term. For agreements that do not have a contractual expiration, fees are recognized after twelve months, and no additional work is being performed on the transaction. For the year ended December 31, 2025, revenue from engagement fees was $3,688,743.

Success fees are payment(s) due from a customer based upon the consummation of an underlying transaction. Success fees may be payable at the time of transaction closing, or sometime thereafter. Success fees are recognized as revenue when the Company's performance obligation has been satisfied, and consideration amounts are known and not subject to significant reversal. For the year ended December 31, 2025, revenue from success fees was $45,206,641.

Billable expenses are charged to customers for certain travel and other expenses incurred in accordance with contract terms. The Company includes revenue and costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2025, the cost incurred and included in sales and travel expense approximated the related revenues.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including success fees based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Unearned revenue – Unearned revenue consists of engagement fees received where the performance obligation has not been met. As of December 31, 2025, unearned revenue was $1,640,834. The Company expects to recognize this balance as revenue at the earlier of the expiration of the contractual term, the

passage of twelve months with no activity related to a transaction, or consummation of a transaction. Revenue recognized during the year ended December 31, 2025, that was included in the unearned revenue balance as of January 1, 2025, was $2,746,142, which is included in the disclosure of revenues above.

Allowance for credit losses

The Company provides investment banking services whose accounts receivable are derived from customers in the built environment. At each balance sheet date, the Company recognizes an expected allowance for credit losses based on estimates which are updated to reflect changes in credit risk since the receivable was initially recorded. Accounts receivable are evaluated individually when characteristics exist that indicate collection is at risk. These risk characteristics include whether the banker working the deal is still employed with the Company, if billed expenses are outstanding after a deal has closed, and outstanding retainer fees are older than 6 months.

Once individual evaluations are complete, an allowance estimate is calculated on the remaining balance of receivables, which are pooled based on age. The allowance estimate is derived from a review of the Company's historical losses based on the age of receivables over the last 4 years. Management believes historical loss information is a reasonable starting point for which to calculate the expected allowance for credit losses as the Company's services and customer base has remained consistent since inception. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant.

Receivables are written off when factors are known about a customer's inability to pay and there is no possibility of recovery. Recoveries made from any accounts previously written off will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the Company's accounting policy election. The total amount of write-offs was immaterial to the financial statements for the year ended December 31, 2025.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $228,649 for the year ended December 31, 2025.

Other income

The Company may derive income from sources not considered to be related to its core business and records this income as other income. For the year ended December 31, 2025, the Company recorded $819,235 of interest income on bank balances as other income.

Income taxes

Under Internal Revenue Code ("IRC") the Company elected to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2026, the date the financial statements were issued.

2. Related party transactions

The Company is a wholly owned subsidiary of the Parent, which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The Company and the Parent have entered a Financing, Expense Sharing and Accounting Agreement (Agreement). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2025, included in general and administrative expenses was $3,788,427 of allocated costs charged to the Company under this Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2025, the net amount of salary and benefits charged to the Parent by the Company was $93,317.

3. Concentration of credit risk

The Company's business activity is exclusively with customers in the industries described in Note 1 to the financial statements. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, and generally no collateral is required. Losses pertaining to those credit risks, in total have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. To mitigate the risk of cash balances exceeding FDIC limits, excess cash balances are swept into a daily banking product across various financial institutions to utilize FDIC protections. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

4. Major customers

As of the balance sheet date, the Company had three customers that individually represented more than 10% of total accounts receivable balance. These customers accounted for approximately 70% of the total accounts receivable balance as of December 31, 2025. There were one customer whose revenue accounted for more than 10% of total revenue for the year ended December 31, 2025.

5. Employee benefit plan

The Company's employees are eligible to participate in the 401(k) retirement savings plan (Plan) of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of eligible compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2025, an additional 5% discretionary contribution was made to each eligible

participant account. Total employer contributions paid by the Company for the year ended December 31, 2025, was $1,115,755 and $69,694 of accrued employer contributions was included in accrued compensation at December 31, 2025.

6. Commitments

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations. The Company is charged for usage of the office space through the Agreement with the Parent.

On October 14, 2022, the Parent executed a 5-year, $5 million commercial loan for the purchase of Slate Partners, LLC, an investment banking firm located in Denver, Colorado, for which the Company signed a commercial guarantee. As of December 31, 2025, the outstanding balance of the loan owed by the Parent was $2,042,294. The Company expects the risk of having to make payments prior to maturity under this agreement to be remote.

7. Subordinated liabilities

The Company had no existing subordinated liabilities during 2025 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule 15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

8. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $926,243 at December 31, 2025, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital, as defined, of $19,465,827, which was $18,539,584 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.714 to 1.

9. Segment Reporting

The Company is engaged in a single line of business as a non-carrying broker-dealer, which provides investment banking services as disclosed in Note 1. Management concludes the Company's operations constitute one operating segment and therefore one reportable segment. The Company's chief operating decision maker (CODM) is a senior executive committee that includes the Company's President, and the Parent's Chief Financial Officer and Chief Executive Officer. The accounting policies used to measure profit and loss of the single operating segment are the same as those described in Note 1.

The CODM assesses operating performance and manages the Company based on revenues, all from external customers, and net income to evaluate the results of the business. The statement of operations represents the level at which financial information is provided to the CODM except for bonus expense, which is a significant expense regularly reviewed by the CODM. Bonus expense, which is included in salaries and benefits on the Statement of Operations, totaled $19,042,773 for the year ended December 31, 2025.

All other information for the reportable segment, which is the same as the operating segment, is disclosed throughout these financials. The segment does not incur depreciation or amortization expense as it does not own assets, does not incur interest expense as it does not have outstanding debt obligations, does not incur income tax because it is a disregarded entity, and does not own an equity interest in any outside investments.

SUPPLEMENTAL INFORMATION

FMI Capital Advisors, Inc.
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2025

SCHEDULE 1

	2025
AGGREGRATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, unearned revenue, accrued compensation	$ 11,851,347
Items not included in the statement of financial condition:	
Parent loan guarantee	2,042,294
Total Aggregate Indebtedness	$ 13,893,641
NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 21,064,334
Less:	
Non-allowable assets	1,598,507
Net Capital	$ 19,465,827
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $5,000 or 6 $\frac{2}{3}$ % of aggregate indebtedness)	926,243
Minimum dollar requirement	5,000
Net capital requirement	926,243
Excess net capital	$ 18,539,584
Percentage of aggregate indebtedness to net capital	71.37%

There is no difference between the computation of net capital in these statements compared to the
FOCUS Report Part IIA filed with the SEC.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the private placement of securities and capital formation, transaction and advisory services including investment banking activities and mergers and acquisition (M&A) consulting.



FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief the Company states the following:

1.   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2.   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; (2) capital formation, transaction and (3) advisory services including investment banking activities and mergers & acquisition (M&A) consulting; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FMI Capital Advisors, Inc.

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Tim Huckaby

_____

Tim Huckaby, President

February 26, 2026

Forvis Mazars, LLP
4350 Congress Street, Suite 900
Charlotte, NC 28209
P 704.367.7020 | F 704.367.7760

forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) FMI Capital Advisors, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) the private placement of securities; (b) capital formation, transaction and (c) advisory services including investment banking activities and mergers & acquisition (M&A) consulting; and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

Charlotte, North Carolina
February 26, 2026